EXHIBIT 99.1

DeFi Technologies Reports All-Time High in SUI Assets Under Management and Treasury Holdings

Valour's SUI AUM Surpasses US$63.5 Million (C$87.1 Million); DeFi Technologies' SUI Treasury Hits US$20.2 Million (C$27.7 Million) - Now Its Second Largest Holding After Bitcoin

•	Valour's SUI AUM Hits Record High of US$63.5M (C$87.1M): Reflecting a 54% increase since June 30, driven by investor demand and interest in emerging Layer 1 ecosystems like SUI.Valour's SUI ETP is also among the fastest-growing products in its portfolio of over 75 exchange-traded products (ETPs).
•	DeFi Technologies' SUI Treasury Grows to US$20.2M (C$27.7M): Now the Company's second-largest holding after Bitcoin, up 41% month-over-month.
•	Recurring Revenue from Yield and Fees: Valour's SUI ETP earns a 3.3% staking yield and 1.9% management fee; the Company's blended yield across all staked AUM is approximately 8%, supporting sustainable, non-dilutive growth, supporting its position as one of the only profitable, cash-generating public crypto companies.

TORONTO, July 16, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce all-time highs in SUI assets under management (AUM) through its subsidiary Valour Inc. ("Valour"), as well as a significant milestone in the Company's corporate SUI digital asset treasury.

As of July 15, 2025, Valour recorded an all-time high of US$63,545,741 (C$87,166,328) in SUI AUM, representing an increase of approximately 54% since June 30, driven by growing institutional demand and broader market interest in emerging Layer 1 ecosystems. Valour's SUI ETP is also among the fastest-growing products in its portfolio of over 75 exchange-traded products (ETPs).

At the same time, DeFi Technologies' corporate treasury holdings of 4,913,918 SUI also reached an all-time high of approximately US$20.2 million (C$27.7 million), up roughly 41% since June 30, making SUI the Company's second-largest digital asset holding, behind only Bitcoin.

"Our SUI strategy continues to deliver, both in terms of market performance and treasury growth," said Olivier Roussy Newton, CEO of DeFi Technologies. "As with Bitcoin, we're not just holding SUI - we're monetizing it through our vertically integrated infrastructure across asset management, trading, and staking. We're proud to be among the first to offer newly launched tokens like SUI as regulated ETPs, and this momentum is core to our roadmap of bringing 100 high-conviction digital assets to traditional markets through secure, compliant investment vehicles."

What is SUI?

SUI is a high-performance, Layer 1 blockchain designed for speed, scalability, and user-friendly development. Built by former Meta engineers, SUI enables fast and cost-efficient execution of decentralized applications and smart contracts. Its novel consensus mechanism and object-centric architecture position it as one of the most promising chains in the next generation of blockchain infrastructure.

Staking SUI for Yield

Valour monetizes its AUM through a combination of staking yields and management fees, converting passive exposure into recurring revenue. Unlike traditional ETP issuers, Valour retains staking rewards as income - capturing value directly from the digital assets held within its products, alongside the fees charged to investors.

Valour's SUI ETP exemplifies this model, generating a 1.9% management fee and a 3.3% annual staking yield on SUI under management. This dual-revenue structure supports DeFi Technologies' vertically integrated strategy, reinforcing its ability to systematically monetize AUM.

Across its entire staked AUM, Valour earns a blended yield of approximately 8%, further enhancing the Company's profitability and ability to scale without relying on dilution or external capital.

SUI: A Strategic Addition to the Corporate Treasury

DeFi Technologies continues to strategically expand and manage its diversified digital asset treasury in alignment with its long-term investment thesis on digital infrastructure. As of June 30, 2025, the total treasury was valued at approximately US$48.4 million (C$66 million), with positions in Bitcoin, Ethereum, Solana, Avalanche, and other high-conviction tokens.

The growth of SUI to US$20.2 million (C$27.7 million), now the Company's second-largest position, reflects its growing strategic importance and market relevance.

In addition to its crypto holdings, the Company also maintains approximately US$14 million (C$19 million) in cash and USDT, offering flexibility to rebalance or expand the treasury as market conditions evolve.

This growth reflects DeFi Technologies' ability to capitalize on emerging ecosystems while maintaining a disciplined, revenue-generating approach to digital asset management.

Digital Asset Treasury

As part of its vertically integrated model, DeFi Technologies actively manages a diversified digital asset treasury designed to support long-term capital appreciation, strategic flexibility, and balance sheet strength. These holdings complement the Company's core operating businesses - including asset management, staking, and trading - and are acquired using free cash flow generated by the Company, without the need for dilution or leverage.

As of June 30, 2025, DeFi Technologies' digital asset treasury was valued at approximately US$48.4 million (C$66 million). The portfolio includes direct exposure to Bitcoin, Ethereum, Solana, and other high-conviction tokens aligned with the Company's long-term outlook on digital infrastructure. In addition, the Company holds approximately US$14 million (C$19 million) in cash and USDT, providing strategic flexibility to expand or rebalance its treasury as market conditions evolve.

The portfolio breakdown is as follows as of June 30, 2025:

•	208.8 BTC: US$25,605,799 (C$35,062,149) - as of July 13, 2025
•	4,913,918 SUI: US$20,196,203 (C$27,740,662) - as of July 15, 2025
•	161 ETH: US$400,320.06 (C$549,239)
•	1,586,683 ADA: US$907,837 (C$1,245,553)
•	14,375 SOL: US$2,224,726 (C$3,052,324)
•	490.5 UNI: US$3,498 (C$4,800)
•	433,321.6 AVAX: US$7,788,747 (C$10,686,161)
•	1,925,703 CORE: US$994,860 (C$1,364,948)

This robust treasury strategy not only strengthens the Company's financial foundation but also enhances its ability to capitalize on future growth opportunities and aligns with its goal of building long-term shareholder value.

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information, please visit https://www.reflexivityresearch.com/

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information, please visit https://www.neuronomics.com/

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the digital asset treasury strategy of the Company; the monetization of the Company's AUM; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: KCSA Strategic Communications, defi@kcsa.com; Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 16-JUL-25